Publication: South China Morning Post **Date:** 30 March 2004
Page: Classified 3 **Where Published:** Hong Kong

FPC Exemption No. (82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of First Pacific Company Limited (the "Company") will be held at The Gloucester Room, 2nd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong SAR on Monday, 24th May, 2004 at 3:00 p.m. for the following purposes:

1. To receive and adopt the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2003.

2. To re-appoint Ernst & Young as Auditors of the Company and to authorize the Board of Directors of the Company to fix their remuneration.

3. As ordinary business, to consider and, if thought fit, pass the following as Special Resolutions:

   "THAT Mr. Robert Charles Nicholson be and hereby is appointed as an executive director of the Company."

   "THAT His Excellency Albert F. del Rosario be and hereby is appointed as a non-executive director of the Company."

   "THAT Mr. Benny S. Santoso be and hereby is appointed as a non-executive director of the Company."

4. As special business, to consider and, if thought fit, pass the following as a Special Resolution:

   "THAT Mr. Graham Leigh Pickles be and hereby is appointed as an independent non-executive director of the Company."

5. To fix the directors' remuneration pursuant to the Company's Bye-laws.

6. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "THAT the board of directors of the Company be and hereby is authorised to appoint additional directors to fill vacancies on the board, but so that the board shall not in any case exceed the maximum number of directors specified in the Company's Bye-laws from time to time."

7. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and hereby is approved generally and unconditionally;

   (b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) the exercise of options granted under any share option scheme adopted by the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed twenty (20) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

   (d) for the purposes of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's Bye-laws to be held; and

   (iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting.

   "Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

8. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the Shares may be listed, and which is recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), be and hereby is approved generally and unconditionally;

   (b) the aggregate nominal amount of share capital which may be purchased or agreed conditionally or unconditionally to be purchased by the directors of the Company pursuant to the approval in paragraph (a) above shall not exceed ten (10) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

   (c) for the purposes of this Resolution:

   'Relevant Period' means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's Bye-laws to be held; and

   (iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting."

9. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "THAT conditional upon the passing of Ordinary Resolutions numbered 7 and 8 as set out in the Notice convening this meeting, the aggregate nominal amount of the number of shares in the capital of the Company that shall have been repurchased by the Company after the date hereof pursuant to and in accordance with the said Ordinary Resolution 8 shall be added to the aggregate nominal amount of share capital that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to the general mandate to allot and issue shares granted to the directors of the Company by the said Ordinary Resolution 7."

10. As special business, to consider and, if thought fit, pass with or without modification the following as a Special Resolution:

    "THAT the Bye-laws of the Company be amended as follows:

    (A) By deleting the existing Bye-law 117 paragraph (B) in its entirety and substituting therefor the following new Bye-law 117 paragraph (B):

    "117(B) No person, other than a retiring Director shall, unless recommended by the Directors for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been given to the Company in each case during the period commencing on the day after despatch of the notice of general meeting at which elections to the office of Director are to be considered and ending on the day that falls seven days before the date of the general meeting (both days inclusive)."

    (B) By adding the following new Bye-law 82A after the existing Bye-law 82

    "82A Where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against a particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

    (C) By deleting Bye-law 108 paragraphs (A)(ii) and (iii) in their entirety and substituting therefor the following new Bye-law 108 paragraph (A)(ii) and that Bye-law 108(A)(iv) and Bye-law 108 (A)(v) be renumbered as Bye-law 108(A)(iii) and Bye-law 108 (A)(iv) respectively:

    "108(A)(ii) Save as otherwise provided by the bye-laws, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract, arrangement or proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:–

    (a) any contract or arrangement for the giving to such Director or any of his associates of any security or indemnity in respect of money lent by him or them or obligations incurred or undertaken by him or them for the benefit of the Company and any of its subsidiaries;

    (b) any contract or arrangement for the giving by the Company of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or any of his associates has himself or themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

    (c) any contract or arrangement by a Director or any of his associates to subscribe for shares, debentures or other securities of the Company issued or to be issued pursuant to any offer or invitation to members or debenture holders of the Company or any class thereof, and which does not provide in respect of any Directors or any of his associates as such any privilege or advantage not accorded to any other members or debenture holders of the Company or any class thereof or to the public or any sections thereof;

    (d) any contract or arrangement concerning an offer of the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or any of his associates is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

    (e) any contract or arrangement in which the Director or any of his associates is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his or their interest in shares or debentures or other securities of the Company;

    (f) any contract, arrangement or proposal concerning any company in which the Director or any of his associates is interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or any of his associates is beneficially interested in shares of that company, provided that he, together with any of his associates, is not beneficially interested in 5 percent or more of the equity share capital of such company (whether his interest is derived through any third company) or of the voting rights available to members of such company;

    (g) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates to directors (and their associates) and employees of the Company or of any of the subsidiaries and does not provide in respect of any Director or any of his associates who may be employees of the Company as such any privilege or advantage not accorded to the employees to which such scheme or fund relates; and

    (h) any proposal or arrangement concerning the adoption, modification or operation of any share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of the employees of the Company or of any of its subsidiaries, under which the Director or any of his associates who may be employees of the Company or any of the Company's subsidiaries may benefit."

    (D) By adding the following new definitions in Bye-law 1 immediately after the existing definition of "summarized financial statement":

    "associate" in relation to any Director, shall mean:–

    (i) his spouse;

    (ii) any child or step-child, natural or adopted, under the age of 18 years of such individual or of his spouse (together with (i) above, the "family interests");

    (iii) the trustees, acting in their capacity as such trustees, of any trust of which he or any of his family interests is a beneficiary or, in the case of a discretionary trust, is (to his knowledge) a discretionary object, and any company ("trustee-controlled company") in the equity capital of which the trustees, acting in their capacity as such trustees, are directly or indirectly interested so as to exercise or control the exercise of 30 per cent (or such other amount as may from time to time be specified in the Takeovers Code as being the level for triggering a mandatory general offer) or more of the voting power at general meetings, or to control the composition of a majority of the board of directors and any other company which is its subsidiary (together, the "trustee interests");

    (iv) a holding company of a trustee-controlled company or a subsidiary of any such holding company; and

    (v) any company in the equity capital of which he, his family interests, any of the trustees referred to in (iii) above, acting in their capacity as such trustees, and/or any trustee interests taken together are directly or indirectly interested so as to exercise or control the exercise of 30 per cent (or such other amount as may from time to time be specified in the Takeovers Code as being the level for triggering a mandatory general offer) or more of the voting power at general meetings, or to control the composition of a majority of the board of directors and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company;

    "Listing Rules" shall mean the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange"

    (E) By deleting the following sentence from the fourth, fifth and sixth lines of Bye-law 72(A).

    "An annual general meeting or a special general meeting at which any resolution for the appointment or removal of a Director is to be considered shall be called by forty five days' notice in writing at the least."

11. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

    "THAT the share option scheme of the Company adopted by a resolution of the shareholders of the Company in general meeting passed on 24th May, 1999 be and is hereby terminated with immediate effect so that no further options shall be granted under the scheme hereafter.

12. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

    "THAT the new share option scheme of the Company, the terms of which are contained in the document produced to the meeting marked "A" and initialled by the chairman of the meeting for the purpose of identification, be and is hereby approved and adopted as the new share option scheme of the Company and the Directors of the Company be and are authorized to grant options to subscribe for shares thereunder, allot and issue shares pursuant to the exercise of any options which may be granted under the share option scheme, and exercise and perform the rights, powers and obligations of the Company thereunder and do all such things and take all such actions as the Directors of the Company may consider to be necessary or desirable in connection with the foregoing."

13. To transact any other ordinary business of the Company.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 29th March, 2004

Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place, Central
Hong Kong SAR

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM12
Bermuda

Notes:

1. With respect to item 7, approval is being sought from the members because under the Listing Rules, the existing general mandate to issue shares lapses at the Annual General Meeting of the Company.

2. An explanatory statement containing further details regarding item 8 on the general mandate to repurchase Shares is set out in Appendix I of the document containing this notice.

3. The Bye-laws of the Company are written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese version of Resolution No. 10 above on the amendment of the Bye-laws is purely a translation only. Should there be any discrepancies, the English version shall prevail.

4. Every member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

5. To be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the principal office of the Company (Attention: Corporate Secretarial Department) not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.